Exhibit 99.1

Sinovac to Participate in Upcoming Investor Conferences

BEIJING, September 2, 2014 -- Sinovac Biotech Ltd. (NASDAQ:SVA), a leading provider of biopharmaceutical products in China, today announced that the Company’s management will participate in the following investor conferences in September:

•	Morgan Stanley Global Healthcare Conference, to be held at the Grand Hyatt New York on September 9 and 10, 2014.

•	Morgan Stanley Asia Pacific Healthcare Day, to be held at the Boston Harbor Hotel on September 11, 2014.

•	Aegis Healthcare & Technology Conference, to be held at the Wynn Las Vegas on September 12, 2014. Management will present at 2:00 pm PT.

•	MarcumBP 2014 China Best Ideas Investment Conference, to be held at the St. Regis Hotel Beijing on September 16, 2014.

Please contact your institutional sales representative at the respective sponsoring bank to schedule a meeting with the Company.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing, and commercialization of vaccines that protect against human infectious diseases. Sinovac’s product portfolio includes vaccines against hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), mumps and canine rabies. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government’s vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. Sinovac has filed a new drug application with the China Food & Drug Administration for its proprietary enterovirus 71 vaccine, having been proven effective in preventing hand, foot and mouth disease in infants and children during its Phase III trial. The company is currently developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to Mongolia, Nepal, the Philippines and Mexico, and was recently granted a license to commercialize its hepatitis A vaccine in Chile. For more information, please visit the Company’s website at www.Sinovac.com .

Contact

Sinovac Biotech Ltd.
Helen Yang / Chris Lee
Tel: +86-10-8279-9659 / 9696
Fax: +86-10-6296-6910
Email: ir@sinovac.com

ICR Inc.
Bill Zima
U.S: 1-646-308-1707
Email: william.zima@icrinc.com